SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 17)

Och-Ziff Capital Management Group LLC

(Name of Issuer)

Class A Shares

(Title of Class of Securities)

67551U105

(CUSIP Number)

Wayne Cohen

President and Chief Operating Officer

Och-Ziff Capital Management Group LLC

9 West 57th Street

New York, NY 10019

(212) 790-0041

(Name, address and telephone number of person authorized to receive notices and communications)

March 1, 2017

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

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13D

CUSIP No. 67551U105

1	NAME OF REPORTING PERSON Daniel S. Och
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 52,985,079[1]
	8	SHARED VOTING POWER: 76,099,044[2]
	9	SOLE DISPOSITIVE POWER: 52,985,079[3]
	10	SHARED DISPOSITIVE POWER: 246,510,129[4]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 299,495,208[5]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 66.2%[6]
14	TYPE OF REPORTING PERSON: IN

1.	Represents 1,957,071 Class A Shares of the Issuer (as defined below) directly held by the Reporting Person and 51,028,008 Class A Shares of the Issuer that the Reporting Person has the right to receive upon the exchange by the Reporting Person of equity securities (the “Group A Units”) of certain Issuer affiliated partnerships (the “Och-Ziff Operating Group”). Does not include the right of the Reporting Person, pursuant to the Class B Shareholders Agreement described in response to Item 6 of the Initial Schedule 13D (as defined below), to vote 127,127,052 Class B Shares of the Issuer that the Reporting Person directly owns (inclusive of the 51,028,008 Class B Shares held by the Reporting Person that would be automatically canceled upon the exchange of Group A Units for Class A Shares) and 170,411,085 Class B Shares of the Issuer that are subject to an irrevocable voting proxy given to the Reporting Person by the limited partners of the Och-Ziff Operating Group who are identified in Item 5 of the Statement. The Class B Shares of the Issuer are not registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Class B Shares of the Issuer consist only of voting rights of the Issuer, do not represent any economic interest in the Issuer (or any of its affiliates) and are automatically canceled upon the issuance of Class A Shares of the Issuer upon the exchange of Group A Units of the Och-Ziff Operating Group as described herein.

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2.	Represents 76,099,044 Class A Shares of the Issuer which certain trusts affiliated with the Reporting Person have the right to receive upon the exchange by such trusts of Group A Units of the Och-Ziff Operating Group, over which the Reporting Person may be deemed to have shared voting power.
3.	Represents the 52,985,079 Class A Shares of the Issuer referred to in Row 7 and as described in footnote 1.
4.	Represents (i) 170,411,085 Class A Shares of the Issuer which certain limited partners have the right to receive upon the exchange by such limited partners of equity securities of certain Issuer affiliated partnerships and (ii) 76,099,044 Class A Shares of the Issuer that certain trusts affiliated with the Reporting Person have the right to receive upon the exchange by such trusts of equity securities of certain Issuer affiliated partnerships.
5.	Represents (i) 127,127,052 Class A Shares which the Reporting Person and certain trusts affiliated with the Reporting Person have the right to receive upon the exchange by the Reporting Person and such trusts of equity securities of certain Issuer affiliated partnerships, (ii) 1,957,071 Class A Shares of the Issuer directly held by the Reporting Person, and (iii) 170,411,085 Class A Shares of the Issuer which certain limited partners of certain Issuer affiliated partnerships have the right to receive upon the exchange by such limited partners of equity securities of such Issuer affiliated partnerships, over which the Reporting Person may be deemed to have shared dispositive power. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that he is the beneficial owner of any of the equity securities referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
6.	See Item 5(a) of this Schedule 13D.

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ITEM 1	SECURITY AND ISSUER

This Amendment No. 17 on Schedule 13D (this “Schedule 13D”) relates to the Class A shares of Och-Ziff Capital Management Group LLC, a Delaware limited liability company (the “Issuer”), representing Class A limited liability company interests of the Issuer (the “Class A Shares”) and amends and further supplements the Schedule 13D filed by the Reporting Person on November 29, 2007 (the “Initial Schedule 13D”), as amended by the Reporting Person by Amendment No. 1 to Schedule 13D filed on November 13, 2008, Amendment No. 2 to Schedule 13D filed on December 23, 2008, Amendment No. 3 to Schedule 13D filed on January 2, 2009, Amendment No. 4 to Schedule 13D filed on May 14, 2009, Amendment No. 5 to Schedule 13D filed on June 16, 2009, Amendment No. 6 to Schedule 13D filed on November 13, 2009, Amendment No. 7 to Schedule 13D filed on December 30, 2009, and Amendment No. 8 to Schedule 13D filed on March 18, 2010, Amendment No. 9 to Schedule 13D filed on May 25, 2010, Amendment No. 10 to Schedule 13D filed on December 13, 2011, Amendment No. 11 to Schedule 13D filed on May 24, 2012, Amendment No. 12 to Schedule 13D filed on November 19, 2012, Amendment No. 13 to Schedule 13D filed February 15, 2013, Amendment No. 14 to Schedule 13D filed on April 12, 2013, Amendment No. 15 to Schedule 13D filed on May 3, 2013, and Amendment No. 16 to Schedule 13D filed on July 17, 2013 (the Initial Schedule 13D as so amended, the “Statement”).

The Reporting Person is filing this Schedule 13D to report the cancellation of 30,000,000 Group A Units that the Reporting Person may be deemed to beneficially own pursuant to the terms set forth in the agreements described below in Item 6 of this Schedule 13D. Except as expressly set forth herein, there have been no changes to the Statement.

The principal executive offices of the Issuer are located at 9 West 57th Street, New York, NY 10019.

ITEM 5	INTEREST IN SECURITIES OF THE ISSUER

Section (a) of Item 5 of the Statement is hereby amended and restated to read as follows:

(a) As of the date hereof, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the Reporting Person may be deemed to beneficially own (i) 51,028,008 Class A Shares which the Reporting Person has the right to receive, pursuant to the Exchange Agreement, upon the exchange by the Reporting Person of equity securities of certain Issuer affiliated partnerships, (ii) 1,957,071 Class A Shares of the Issuer directly held by the Reporting Person, (iii) 76,099,044 Class A Shares which certain trusts affiliated with the Reporting Person have the right to receive, pursuant to the Exchange Agreement, upon the exchange by such trusts of equity securities of certain Issuer affiliated partnerships and (iv) 170,411,085 Class A Shares which certain limited partners have the right to receive, pursuant to the Exchange Agreement, upon the exchange by such limited partners of equity securities of such Issuer affiliated partnerships and over which the Reporting Person may be deemed to have shared dispositive power by reason of the drag along provisions of the Partnership Agreements described under “Partnership Agreements of Issuer Affiliated Partnerships” in Item 6 of this Statement. As of February 23, 2017, the Issuer had 184,907,841 Class A Shares outstanding. In the future, the Issuer may issue additional Class A Shares that may be deemed beneficially owned by the Reporting Person as follows: (i) an aggregate of 127,127,052 Class A Shares which the Reporting Person and certain trusts affiliated with the Reporting Person have the right to receive, pursuant to the Exchange Agreement, upon the exchange by the Reporting Person and such trusts of equity securities of certain Issuer affiliated partnerships, and (ii) 170,411,085 Class A Shares which certain limited partners of certain Issuer affiliated partnerships have the right to receive, pursuant to the Exchange Agreement, upon the exchange by such limited partners of equity securities of such Issuer affiliated partnerships and over which the Reporting Person may be deemed to have shared dispositive power. Assuming the future issuance of such Class A Shares, the Reporting Person may be deemed to beneficially own Class A Shares representing 66.2% of the number of outstanding Class A Shares as of February 23, 2017.

The first paragraph of Section (b) of Item 5 of the Statement is hereby amended and restated to read as follows:

(b) For purposes of Section 13(d) of the Securities Exchange Act of 1934, the Reporting Person may be deemed (i) to have sole voting and dispositive power over (x) 51,028,008 Class A Shares which the Reporting Person has the right to receive, pursuant to the Exchange Agreement, upon the exchange by the Reporting Person of equity securities of certain Issuer affiliated partnerships, and (y) 1,957,071 Class A Shares of the Issuer directly held by the Reporting Person, (ii) to have shared voting power over an aggregate of 76,099,044 Class A Shares which certain trusts affiliated with the Reporting Person have the right to receive, pursuant to the Exchange Agreement, upon the exchange by such trusts of equity securities of certain Issuer affiliated partnerships, and (iii) to have shared dispositive power over the 170,411,085 Class A Shares which certain limited partners of certain Issuer affiliated partnerships have the right to receive, pursuant to the Exchange Agreement, upon the exchange by such limited partners of equity securities of such Issuer affiliated partnerships.

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Section (c) of Item 5 of the Statement is hereby amended to add the following:

(c) During the sixty (60) days preceding March 1, 2017, the date of the event requiring the filing of this Statement, and from such date to the date of this filing, the following transactions were effected:

•	The information set forth in Item 6 is incorporated herein by reference.

ITEM 6	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Statement is hereby amended to add the following:

Equalization, Transfer and Exchange Agreement. Och-Ziff Holding Corporation and Och-Ziff Holding LLC, as the general partners of the Operating Partnerships, entered into an Equalization, Transfer and Exchange Agreement with the Reporting Person, a trust (the “Jane Och Trust”) and another trust (the “Dan Och Trust”) over both of which Mr. Och has investment control (collectively, the “Holders”), effective as of March 1, 2017 (the “Equalization Agreement”). Previously, the Holders each held a disproportionate interest in each of the Operating Partnerships. Disproportionate interests in the Operating Group may only be exchanged for Class A Shares if and when they are combined to form Operating Group A Units. In a series of transactions among the Holders, the Holders equalized their interests in each of the Operating Partnerships:

•	The Jane Och Trust: (i) acquired from the Dan Och Trust 12,218,398 Class A Units of OZA; (ii) transferred to the Dan Och Trust 2,875,621 Class A Units of OZA II; and (ii) transferred to the Dan Och Trust 2,875,621 Class A Units of OZM.

•	The Reporting Person: (i) transferred to the Jane Och Trust 12,218,500 Class A Units of OZA; (ii) acquired from the Jane Och Trust 2,875,645 Class A Units of OZA II; and (iii) acquired from the Jane Och Trust 2,875,645 Class A Units of OZM. Such transactions increased the Reporting Person’s direct ownership by 2,875,645 Operating Group A Units.

•	The Jane Och Trust: (i) acquired from the Reporting Person 12,218,500 Class A Units of OZA; (ii) transferred to the Reporting Person 2,875,645 Class A Units of OZA II; and (iii) transferred to the Reporting Person 2,875,645 Class A Units of OZM. Such transactions decreased the Reporting Person’s indirect ownership via the Jane Och Trust by 2,875,645 Operating Group A Units.

The transfers among the Holders occurred at a price based on the average of the high and low trading prices of one Class A Share of the Issuer on March 1, 2017, allocated among the Operating Partnerships in accordance with their relative values on that date.

Relinquishment Agreement. Och-Ziff Holding Corporation and Och-Ziff Holding LLC, as the general partners of the Operating Partnerships, entered into a Relinquishment Agreement with the Reporting Person and certain family trusts over which Mr. Och has investment control (the “Och Trusts”) effective as of March 1, 2017 (the “Relinquishment Agreement”). Pursuant to the Relinquishment Agreement, to support the Company and allow it to accomplish its objectives, and to reduce the dilution to shareholders, Mr. Och and the Och Trusts forfeited, in the aggregate, 30,000,000 of their vested Group A Units. The Relinquishment Agreement provides that if any of the Group D Units granted to James Levin are forfeited, such forfeited units (up to an aggregate amount of 30,000,000) shall be reallocated to Mr. Och and the Och Trusts pursuant to the terms of the Limited Partnership Agreements.

The foregoing summaries of the Equalization Agreement and the Relinquishment Agreement are qualified in their entirety by reference to the copies of such agreements filed as exhibits hereto.

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ITEM 7	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Statement is hereby amended and restated to read as follows:

Exhibit 1	Second Amended and Restated Limited Liability Company Agreement of the Issuer, dated as of November 13, 2007 (incorporated by reference to Exhibit 1 of the Initial Schedule 13D filed November 29, 2007).

Exhibit 2	Exchange Agreement, dated as of November 13, 2007, among the Issuer, the Reporting Person, Och-Ziff Holding Corporation, Och-Ziff Holding LLC, OZ Management LP, OZ Advisors LP, OZ Advisors II LP and certain limited partners and holders of Class B Shares (incorporated by reference to Exhibit 2 of the Initial Schedule 13D filed November 29, 2007).

Exhibit 3	Amended and Restated Limited Partnership Agreement of OZ Advisors LP, dated as of November 13, 2007 (incorporated by reference to Exhibit 3 of the Initial Schedule 13D filed November 29, 2007).

Exhibit 4	Amended and Restated Limited Partnership Agreement of OZ Advisors II LP, dated as of November 13, 2007 (incorporated by reference to Exhibit 4 of the Initial Schedule 13D filed November 29, 2007).

Exhibit 5	Amended and Restated Limited Partnership Agreement of OZ Management LP, dated as of November 13, 2007 (incorporated by reference to Exhibit 5 of the Initial Schedule 13D filed November 29, 2007).

Exhibit 6	Registration Rights Agreement, dated as of November 19, 2007, among the Issuer, the Reporting Person and the other covered persons from time to time party thereto (incorporated by reference to Exhibit 6 of the Initial Schedule 13D filed November 29, 2007).

Exhibit 7	Purchase Agreement, dated as of November 13, 2007, among Och-Ziff Holding Corporation, Och-Ziff Holding LLC, OZ Management LP, OZ Advisors LP, OZ Advisors II LP, the Reporting Person and certain limited partners (incorporated by reference to Exhibit 7 of the Initial Schedule 13D filed November 29, 2007).

Exhibit 8	Lockup Agreement, dated as of November 6, among Goldman Sachs & Co., Lehman Brothers Inc. and the Reporting Person (incorporated by reference to Exhibit 8 of the Initial Schedule 13D filed November 29, 2007).

Exhibit 9	Class B Shareholders Agreement, dated as of November 13, 2007, among the Issuer, the Reporting Person and the other individuals party thereto (incorporated by reference to Exhibit 9 of the Initial Schedule 13D filed November 29, 2007).

Exhibit 10*	Equalization, Transfer and Exchange Agreement, dated as of March 1, 2017, among the Reporting Person and the other parties thereto.

Exhibit 11*	Relinquishment Agreement, dated as of March 1, 2017, among Och-Ziff Holding Corporation and Och-Ziff Holding LLC, the Reporting Person and the other parties thereto.

Exhibit 24	Power of Attorney of the Reporting Person (incorporated by reference to Exhibit 24.1 of the Reporting Person’s Form 4 filed March 3, 2017).

*	Filed herewith

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SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: March 3, 2017

By:	/s/ Wayne N. Cohen
Name:	Wayne N. Cohen
Title:	Attorney-in-fact

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